UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the nine-month period ended on September 30, 2003

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2003

Highlights

•	Third quarter 2003 earnings increased 14.5% to US$0.50 per ADR from US$0.44 per ADR for the third quarter 2002.

•	Up to date earnings increased 18.8% to US$1.37 per ADR from US$1.15 for the first nine months of 2002.

•	During the last ten quarters, the net income of every quarter has been higher than the net income of the respective quarter of previous years.

•	The Company’s board of directors approved the acquisition of the Chilean nitrate producer PCS Yumbes(1).

Santiago, Chile, November 12, 2003.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the third quarter of 2003, which reached US$13.3 million (US$0.50 per ADR), 14.5% higher than the US$11.6 million recorded during the same period of the previous year. Operating income for the third quarter reached US$26.6 million, 7.5% higher than the US$24.7 million reported for the same period during 2002. Revenues totalized US$203.2 million, approximately 28% higher than the US$158.8 million recorded for the same period of 2002.

Earnings for the first nine months of 2003 reached US$ 36.1 million (US$ 1.37 per ADR), 18.8% higher than the US$ 30.4 million reported for the first nine months of the previous year. Operating income reached US$ 67.2 million (12.7% of revenues), higher than the US$60.7 million (14.7% of revenues) of the first nine months of 2002. Revenues obtained during the first nine months of 2003 reached US$528.2 million, approximately 27.6% higher than the US$413.8 million reported for the same period of the previous year.

SQM’s Chief Executive Officer, Patricio Contesse, stated “So far we have achieved the 10th consecutive quarter in which earnings have been higher than the respective quarter of the previous year.” He added, “Looking ahead, even considering the increase in freight costs and the strong appreciation of the Chilean peso, we believe we can continue to deliver positive results for next year”.

The analysis of the different business areas is the following:

1.- Specialty Fertilizers

During the third quarter of 2003 revenues reached US$91,9 million, 9.9% higher than the US$83.6 million recorded for the third quarter of 2002.

Revenues for specialty fertilizers for the first nine months of 2003 reached US$265.5 million, 24.3% higher than the US$213.5 million of the same period of the previous year.

Higher revenues obtained during the first nine months are mainly explained by:

•	Increase in sales volumes of potassium nitrate to China.

•	Increase in sales volumes of potassium nitrate and sodium potassium nitrate to the Latin American markets, especially Brazil.

•	Increase in sales volumes of PCS Yumbes SCM potassium nitrate pursuant to the supply agreement with SQM.

•	Increase in sales volumes of potassium nitrate to the European markets due to the continuous growth of demand and the positive effects of the commercial agreement with Norsk Hydro(2).

•	Increase in sales volumes of specialty blends, due to the consolidation in 2003 of the subsidiary Olmeca in Mexico, Mineag in South Africa, and the acquisition of Norsk Hydro Chile operations.

Additionally, average prices for the first nine months of 2003 were slightly higher than last year’s prices.
As expected, sales volumes for potassium sulfate during the third quarter were lower than sales volumes recorded during the same period of the previous year. Due to a two-month maintenance of the potassium sulfate plant, production was reduced, affecting total production levels and full year production costs, with the corresponding negative effects in gross margin.

Specialty fertilizers gross margin(3) for the first nine months of 2003 was approximately US$2.0 millionhigher than the margin of the same period of the previous year.

2.- Industrial Chemicals

During the third quarter of 2003 revenues reached US$17.7 million, 5.2% lower than the US$18.7 million recorded for the third quarter of 2002.

Revenues for industrial chemicals for the first nine months of 2003 reached US$56.8 million, 8.1% higher than the US$52.5 million of the same period of the previous year.

The higher revenues of industrial nitrates obtained during the first nine months are mainly explained by:

•	Increase in sales volumes in Latin America (higher sales to the explosives industry due to increased mining activity), in the US (higher sales to the charcoal briquettes business), and especially in China.

Industrial nitrates average prices for the first nine months of 2003 were slightly higher than last year’s prices.

Additionally, sodium sulfate sales volumes were lower due to lower product availability.

Industrial chemicals gross margin for the first nine months of 2003 was approximately US$1.0 million higher than the gross margin of the same period of the previous year, due mainly to higher sales volumes of industrial nitrates.

3.- Iodine and iodine derivatives

During the third quarter of 2003 revenues reached US$21.3 million, similar to the US$21.1 million recorded for the third quarter of 2002.

Revenues for iodine and iodine derivatives for the first nine months of 2003 reached US$65.1 million, 5.4% higher than the US$61.7 million of the same period of the previous year.

Higher revenues obtained during the period are mainly explained by:

•	Increase in iodine sales to the x-ray contrast media market, which has experienced growth rates of approximately 6% during the past year.

•	Increase in iodine sales to the sanitation market, which has experienced growth rates of 3 – 5% during the past year.

•	Higher sales to the Chinese markets, mainly to the pharmaceutical and disinfectant (iodophors) industries.

Although average sales prices for the first nine months of 2003 fell slightly compared to the previous year, during these first nine months prices have steadily increased.

Iodine and iodine derivatives gross margin for the first nine months of 2003 was approximately US$4.5 million higher than the gross margin of the previous year. Higher sales volumes and lower production costs for the period allowed to effectively offset and overcome the effect of slightly lower sales prices.

4.- Lithium and lithium derivatives

During the third quarter of 2003 revenues reached US$13.4 million, 46.4% higher than the US$9.2 million recorded for the third quarter of 2002.

Revenues for lithium and lithium derivatives for the first nine months of 2003 reached US$37.0 million, 41.3% higher than the US$26.2 million of the same period of the previous year.

The increase in revenues observed during the first nine months is mainly related to:

•	Higher sales of lithium hydroxide due to the acquisition of a lithium hydroxide stockpile in the USA at the end of last year.

•	Higher sales of lithium carbonate to China as the Company is recovering some market lost in 2002, while demand keeps growing.

•	Higher sales of lithium carbonate in other Asia-Pacific markets, especially in Japan, as SQM continues to penetrate the rechargeable lithium battery markets, which has grown in the past year at roughly 30%.

Sales prices during the first nine months of 2003 were slightly higher than the sales prices of the previous year.

Lithium and lithium derivatives gross margin for the first nine months of 2003 was approximately US$3.0 million higher than the gross margin of the previous year, due mainly to the increase in sales volumes.

5.- Others

Potassium chloride third quarter 2003 revenues reached US$15.2 million, 27.1% higher than the US$12.0 million recorded for the third quarter of 2002. Revenues for the first nine months of 2003 reached US$30.5 million, 7.6% higher than the US$28.4 million of the same period of the previous year.

Due to the consolidation in 2003 of the subsidiaries Olmeca in Mexico, Mineag in South Africa, and the acquisition of Norsk Hydro Chile operations, sales of other products (mainly trading of other fertilizers) significantly increased during 2003.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$36.3 million (6.9% of revenues) during the first nine months of 2003 compared to the US$32.3 million (7.8% of revenues) recorded during the first nine months of 2002.

The total increase in SG&A is mainly explained by the consolidation of SQM South Africa, Fertilizantes Olmeca in Mexico and Norsk Hydro Chile during 2003. The additional SG&A related to these three companies for the first nine months is approximately US$3,5 million.

Non-operating income for the first nine months of 2003 shows a US$16.7 million loss which compares to a US$20.7 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•	Net financial expenses(4) decreased from US$(21.0) million in the first nine months of 2002 to US$(15.8) million in the first nine months of 2003. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(5) by approximately US$38.8 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	The income derived from the investments in related companies increased from US$2.6 million in the first nine months of 2002 to US$4.8 million in these first nine months.

PCS Yumbes acquisition

On October 27, 2003, the company reported that during the Extraordinary Board Session carried out on October 24, 2003, the members of the Board, with the absence of Wayne Brownlee and José María Eyzaguirre, agreed to authorize SQM management to subscribe the necessary contracts to purchase all the shares of the Chilean company PCS Yumbes S.C.M., affiliate of Potash Corporation of Saskatchewan Inc.

During the same session, the members of the board verified that the reports issued by the independent valuators regarding the purchase of all the shares of PCS Yumbes S.C.M. were made available for inspection by SQM’s Shareholders and Directors and that as of October 24, the Company had not received any comment or request in connection with said Reports.

Outlook

SQM expects that fourth quarter 2003 net income will be similar to the fourth quarter 2002 net income. Lower financial expenses and a slightly better price environment should offset higher freight costs and the effects of a stronger Chilean peso.

Considering the above, net income for the year 2003 will be higher than 2002 net income.

Notes:

(1) PCS Yumbes S.C.M. is a potassium nitrate producer, subsidiary of Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian company, which owns 37.5% of SQM’s series A shares and during the last general shareholders meeting, elected three out of eight SQM’s directors.

(2) Norsk Hydro ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Norsk Hydro elected one out of eight SQM’s directors.

(3) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(4) Net financial expenses correspond to total financial expenses net of financial income during the period.

(5) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 48% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of September 30
	2003	2002

Current Assets	529,5	458,4
Cash and cash equivalents (1)	78,5	39,5
Account receivables (2)	184,4	149,5
Inventories	227,2	227,7
Others	39,3	41,7

Fixed Assets	676,0	684,6

Other Assets	156,6	153,8
Investment in related companies (3)	93,1	88,2
Others	63,4	65,7

Total Assets	1.362,1	1.296,8

Current Liabilities	121,8	133,6
Short term interest bearing debt	35,0	62,7
Others	86,9	71,0

Long-Term Liabilities	342,9	303,5
Long term interest bearing debt	308,0	280,0
Others	34,9	23,5

Minority Interest	26,0	21,9

Shareholders' Equity	871,3	837,7

Total Liabilities	1.362,1	1.296,8

Current Ratio (4)	4,3	3,4
Debt / Total capitalization (5)	27,7%	28,5%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

			For the 9-month period
(US$ Millions)	For the 3rd Quarter		ended September 30,
	2003	2002	2003	2002

Revenues	203,2	158,8	528,2	413,8

Specialty Fertilizers	91,9	83,6	265,5	213,5
Potassium nitrate and Blended Fertilizers(1)	85,1	70,2	242,3	187,7
Potassium Sulfate	6,8	13,4	23,2	25,8
Industrial Chemicals	17,7	18,7	56,8	52,5
Industrial Nitrates	15,4	15,4	46,9	42,0
Sodium Sulfate	1,1	2,0	5,8	6,5
Boric Acid	1,2	1,3	4,1	4,0
Iodine and iodine derivatives	21,3	21,1	65,1	61,7
Lithium and lithium derivatives	13,4	9,2	37,0	26,2
Other Income	58,8	26,1	103,8	59,8
Potassium Chloride (Potash)	15,2	12,0	30,5	28,4
Others	43,6	14,2	73,2	31,4

Cost of Goods Sold	(149,2)	(107,7)	(379,6)	(274,4)
Depreciation	(15,1)	(15,2)	(45,1)	(46,4)

Gross Margin	38,9	35,8	103,5	93,0

Selling and Administrative Expenses	(12,4)	(11,1)	(36,3)	(32,3)

Operating Income	26,6	24,7	67,1	60,7

Non-Operating Income	(7,4)	(8,4)	(16,7)	(20,7)
Financial Income	1,1	0,9	2,5	3,2
Financial Expenses	(5,6)	(7,8)	(18,2)	(24,2)
Capitalized Interest (2)	0,5	0,6	1,8	1,7
Others	(3,3)	(2,0)	(2,8)	(1,4)

Income Before Taxes	19,2	16,3	50,4	40,0
Income Tax	(4,5)	(3,8)	(12,3)	(8,1)
Other Items	(1,4)	(0,9)	(2,0)	(1,5)

Net Income	13,3	11,6	36,1	30,4
Net Income per ADR (US$)	0,50	0,44	1,37	1,15

EBITDA (4)	41,6	39,9	112,3	107,0

(1)	Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets
(3)	Income inv. related companies - loss inv. related companies
(4)	EBITDA is defined by the Company as Operating Result plus Depreciation. This indicator must be considered solely as a reference and does not intend to represent a universal way to value different companies, varying according to the criteria employed by each company. EBITDA is a non-GAAP financial measure derived from the sum of two audited GAAP figures: EBITDA = Operating income + Depreciation US$112,273,977 = US$67,149,691 + US$45,124,286

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: November 12, 2003